Exhibit (a)(5)(j)

EFiled: Oct 04 2013 02:20PM EDT Transaction ID 54332448 Case No. 8978-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
JAMIE SUPRINA, On Behalf of Herself and All	)
Others Similarly Situated,	)
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Plaintiff,	)	C.A. No.
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v.	)
)
BOISE, INC., CARL A. ALBERT, ALEXANDER	)
TOELDTE, JONATHAN W. BERGER, JACK	)
GOLDMAN, HEINRICH R. LENZ, JASON G.	)
WEISS, PACKAGING CORPORATION OF	)
AMERICA, and BEE ACQUISITION	)
CORPORATION,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jamie Suprina (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of holders of the common stock of Boise, Inc. (“Boise” or the “Company”) to enjoin the acquisition of the publicly owned shares of Boise common stock by Packaging Corporation of America (“PCA”) through its wholly owned subsidiary Bee Acquisition Corp., (“Acquisition Sub”).

2. On September 23, 2013, Boise announced that the Company had entered into a definitive agreement for PCA to acquire Boise, via a tender offer, in a deal with an aggregate transaction value of approximately $2 billion, including approximately $714 million in Boise debt. Under the terms of the Proposed Transaction (defined below), Boise common stockholders will receive $12.55 per share in cash for each Boise share they own.

3. Specifically, the Merger Agreement dated September 16, 2013 PCA will cause Acquisition Sub to commence a tender offer (the “Offer”) as promptly as practicable after September 26, 2013, for all of Boise’s outstanding shares of common stock at a purchase price of $12.55 per share in cash. The Offer is subject to the condition that there be a validly tendered number of Boise shares that constitutes a majority of all of the Boise outstanding shares and entitled to vote in the election of directors. Following the Offer, PCA will acquire any Boise shares not purchased in the Offer in a second-step merger (collectively the Offer and the Second-Step Merger are referred to herein as the “Proposed Transaction”).

4. The Offer price of $12.55 per share in cash drastically undervalues the Company’s value and is the result of a flawed process. In fact, according to Yahoo! Finance and Thompson/First Call at least one analyst has set a price target for Boise stock at $13.00 per share. Even the marketplace has recognized the insufficiency of the price of this deal, pushing Boise stock as much as 1.11% above the Offer price, trading at $12.69 as recently as October 1, 2013.

5. As discussed in more detail below, Carlson Capital, L.P. (“Carlson Capital”), one of Boise’s largest stockholders, owning roughly 6.6% of the Company’s outstanding shares, publicly denounced the Proposed Transaction in a letter to the U.S. Securities and Exchange Commission (“SEC”) by refusing to tender its shares because it believes the true value of Boise’s stock is worth an upwards of $14 to $17 per share and further states that there are other strategic alternatives available that the Company should pursue.

6. The Proposed Transaction is also the product of a hopelessly conflicted process that is designed to ensure the sale of Boise to PCA on terms preferential to PCA and other Boise insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of Boise by PCA for inadequate consideration, through a flawed process, each of the Defendants (defined below) violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. Indeed, a majority of the Board (as defined herein) are directors or business colleagues and/or stockholders of Aldabra 2 Acquisition Corp. (“Aldabra”), which was a publicly traded company used to effectuate the acquisition of Boise Cascade, L.L.C. (“Boise Cascade”), the predecessor company to Boise. If the Proposed Transaction closes, Aldabra’s four main directors, defendants Carl A. Albert, Jonathan W. Berger, Jack Goldman, and Jason G. Weiss will receive more than $45 million from the sale of their illiquid Boise holdings. Thus, the Board is conflicted and serving its own financial interests rather than those of Boise’s other stockholders.

7. The Individual Defendants’ (defined below) conduct constitutes a breach of their fiduciary duties owed to all public stockholders of Boise, and a violation of applicable legal standards governing the Defendants’ conduct. The Proposed Transaction is designed to preclude other potential bidders to emerge with superior offers while also precluding stockholders from voicing opposition, as the Merger Agreement contains certain unreasonable deal protection devices, including a substantial termination fee of $44,835,000.

8. Further, on September 26, 2013, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information and provides them with materially misleading information thereby rendering the stockholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Offer or, in the event the Offer is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

THE PARTIES

10. Plaintiff is, and at all relevant times was a stockholder of Defendant Boise since prior to the wrongs complained of herein.

11. Boise is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702-5338. Boise manufactures and sells packaging and paper products in the United States, Europe, Mexico, and Canada. In 2003, Boise Cascade, the predecessor to Boise, bought OfficeMax and eventually used the OfficeMax name. OfficeMax sold most of its interest in the former Boise Cascade timberlands, paper-making business, and wood products and building materials distributions divisions to Madison Dearborn Partners LLC, who in turn sold the paper, packaging and newsprint operations to Aldabra in 2008. Aldabra took the Company public. Aldabra, a publicly traded blank check company formed for the purpose of effecting the Boise Cascade merger, was founded by defendant Jason G. Weiss (“Weiss”) and Nathan Leight, a former Boise director. Defendants Carl A. Albert (“Albert”) and Jonathan W. Berger (“Berger”) were also part of the initial group of principal stockholders and directors of Aldabra. Defendant Jack Goldman (“Goldman”) later joined as an Aldabra director. As described below, in connection with Aldabra’s acquisition of Boise Cascade, the Company entered into an investor rights agreement with defendants Albert, Berger, Goldman, and Weiss (the “Majority Aldabra Holders”), as well as two former Boise directors, whereby the Majority Aldabra Holders had the right to designate directors to Boise’s Board in an amount proportionate to the voting power of the shares they each hold.

12. Defendant Albert is and has been Chairman of the Board of Boise since 2000.

13. Defendant Alexander Toeldte (“Toeldte”) is and has been a director of Boise as well as the Company’s President and Chief Executive Officer since 2008.

14. Defendant Berger is and has been a director of Boise since 2007.

15. Defendant Goldman is and has been a director of Boise since 2008.

16. Defendant Heinrich R. Lenz. (“Lenz”) is and has been a director of Boise since 2010.

17. Defendant Weiss is and has been a director of Boise since 2007.

18. Defendants Albert, Toeldte, Berger, Goldman, Lenz, and Weiss are collectively referred to hereinafter as the “Individual Defendants” or the “Board”.

19. Each of the Individual Defendants herein is sued individually, and as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20. Defendant PCA is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 1955 West Field Court, Lake Forest, Illinois 60045. PCA manufactures and sells containerboard and corrugated packaging products for industrial and consumer markets in the United States.

21. Defendant Acquisition Sub is a Delaware corporation and directly owned subsidiary of PCA. Upon completion of the Proposed Transaction, Acquisition Sub will merger with and into PCA and will cease to exist as a separate corporate entity.

22. Collectively, the Individual Defendants, PCA, Boise and Acquisition Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANT

23. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Boise and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.

24. By virtue of their positions as directors and/or officers of Boise, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Boise to engage in the practices complained of herein.

25. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the stockholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	adversely affects the value provided to the corporation’s stockholders;

(b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e)	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

26. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Boise, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of Boise common stock.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action pursuant to the Court of Chancery Rule 23, on behalf of all holders of Boise common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. As of July 24, 2013, there were 100,882,326 shares of Boise common stock issued and outstanding. The actual number of public stockholders of Boise will be ascertained through discovery.

30. Questions of law and fact that are common to the Class, including, among others:

(a)	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)	whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Boise stockholders in violation of their fiduciary duties;

(c)	whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d)	whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e)	whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33. Accordingly, injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

34. Boise engages in the manufacture and sale of packaging and paper products in the United States, Europe, Mexico, and Canada. The Company’s Packaging segment offers linerboards used in the manufacture of corrugated sheets and containers; corrugated sheets, which are primarily sold to converters for the production of various corrugated products; corrugated containers used in the packaging of fresh fruit and vegetables, processed food, beverages, and other industrial and consumer products; protective packaging products, including multi-material customized packaging solutions; and newsprint paper for printing newspapers, other publications, and advertising materials. The Company’s Paper segment offers communication-based papers that include imaging papers for the office and home use; and printing and converting papers used by commercial printers or converters to manufacture envelopes, forms, and other commercial paper products. This segment also provides packaging-based papers comprising label and release papers, such as label face stocks and release liners for use on consumer and commercial packaged products; corrugating medium, a raw material used in the manufacture of corrugated sheets and containers; and market pulp for manufacturing paper products. Boise offers its products primarily to paper merchants; commercial and financial printers; paper converters, such as envelope and form manufacturers; and glass, ceramics, building products, electronics, and medical device manufacturers. The company sells its products through its sales personnel, distribution centers and partners, independent brokers, and a network of outside warehouses. Boise was founded in 2007 and is headquartered in Boise, Idaho.

B.	The Proposed Transaction

35. On September 16, 2013, PCA and Boise issued a joint press release announcing the Proposed Transaction which stated:

LAKE FOREST, Ill. & BOISE, Idaho—(BUSINESS WIRE)—Sep. 16, 2013—Packaging Corporation of America (NYSE: PKG) and Boise (NYSE: BZ) today announced that they have entered into a definitive agreement under which PCA will acquire all of the outstanding common shares of Boise for $12.55 per share in cash, for an aggregate transaction value of $1.995 billion, inclusive of $714 million of outstanding indebtedness of Boise. The transaction is expected to close in the fourth quarter of 2013 with committed debt financing, but is subject to certain customary conditions and regulatory approvals.

The combined companies generated $5.5 billion in sales and $879 million in EBITDA (excluding special items) in the last twelve months ended June 30, 2013 (LTM). The combined packaging business generated 75% of sales and 83% of EBITDA over the period, with the remainder generated by Boise’s paper business.

PCA’s containerboard capacity will increase to 3.7 million tons from its current level of 2.6 million tons (a 42% increase) including the announced expansion of paper machine number 2 (D2) at Boise’s DeRidder mill. PCA’s corrugated products volume will increase by about 30% as a result of the acquisition, and PCA’s market presence will expand into the Pacific Northwest.

Synergies are estimated to generate pre-tax benefits of approximately $105 million and are expected to be fully realized within three years of closing. The synergies are projected to come from mill grade optimization, sales mix and cost reductions, lower transportation costs, corrugated products optimization, and SG&A cost reductions.

The purchase price represents a multiple of 6.7 times adjusted LTM EBITDA of $297 million (excluding special items) and including the $105 million in benefits from synergies, the purchase price represents a multiple of 5.0 times LTM EBITDA. The acquisition is expected to be accretive to earnings immediately.

PCA Executive Chairman Paul Stecko said, “The acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies. It provides the containerboard that PCA needs to support our strong corrugated products growth. The DeRidder containerboard mill is low cost, located in a very good wood basket and, after the D2 machine conversion, provides almost one million tons of primarily lightweight containerboard. The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.”

PCA Chief Executive Officer Mark Kowlzan added, “This acquisition allows us to apply our operating and sales expertise across a much larger system and provides significant growth potential. We look forward to working with the employees of Boise as we integrate our businesses. I am confident, that together, we will achieve significant operating benefits.”

Boise Board Chair Carl Albert said, “Our Board and management team have thoroughly evaluated a broad range of strategic options for Boise, and we believe this transaction is the best way to maximize value for our shareholders.”

Boise Chief Executive Officer Alexander Toeldte said, “PCA’s desire to acquire Boise is a testament to the performance delivered and dedication shown by our employees in our five years as a public company, and the value we have created in a very challenging economic environment. We have been committed to serving our customers with distinction and this transaction will enhance opportunities for even stronger customer service.”

Under the terms of the definitive agreement, an affiliate of PCA is required to commence a tender offer to acquire all outstanding shares of Boise’s common stock for $12.55 per share in cash. The boards of directors of both Boise and PCA have unanimously approved the agreement. Boise’s board of directors expects to recommend that shareholders tender their shares into the offer once it is launched. The tender offer is required to be commenced within 10 calendar days and to remain open for at least 20 business days after launch. Any shares not tendered in the offer will be acquired in a second step merger at the same cash price as in the tender offer.

BofA Merrill Lynch acted as exclusive financial advisor to PCA and provided committed financing for the transaction. J.P. Morgan Securities LLC acted as exclusive financial advisor to Boise. Mayer Brown LLP acted as legal counsel to PCA, and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Boise.

36. The Proposed Transaction is the product of a hopelessly conflicted process that is designed to ensure the sale of Boise to PCA on terms preferential to PCA and other Boise insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. In pursuing the unlawful plan to facilitate the acquisition of Boise by PCA for grossly inadequate consideration, through a flawed process, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. Indeed, a majority of the Board

(as defined herein) are directors or business colleagues or stockholders of Aldabra 2 acquisition Corp. (“Aldabra”), which was a publicly traded company used to effectuate the acquisition of Boise Cascade, L.L.C. (“Boise Cascade”), the predecessor company to Boise.

37. From the Proposed Transaction, Boise’s directors will receive millions of dollars in special payments – not being made to ordinary stockholders – for currently unvested stock options and restricted shares, all of which shall, upon the Proposed Transaction’s closing, become fully vested and exercisable. If the Proposed Transaction closes, Aldabra’s four main directors, defendants Carl A. Albert, Jonathan W. Berger, Jack Goldman, and Jason G. Weiss will receive more than $45 million in special payments from the sale of their illiquid Boise holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Boise’s other stockholders.

38. Compounding this conflicted process, is the fact the Offer price of $12.55 per share drastically undervalues the Company and is the result of a flawed process not designed to maximize stockholder value. According to Yahoo! Finance and Thompson/First Call, at least one analyst has set a price target for Boise stock at $13.00 per share. As demonstrated in the chart below, the markets have recognized that the current Offer price is inadequate since Boise has been recently trading above $12.55.

39. As shown above, Boise stock has traded as much as 1.11% above the Offer price, trading at $12.69 as recently as October 1, 2013.

40. The Offer price also fails to recognize the value of Boise to PCA. As Paul Stecko, PCA’s chairman acknowledged in the announcement of the Merger Agreement, “the acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies…. The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.” PCA predicts pretax savings of $105 million within three years of the Proposed Transaction’s completion from cutting transportation costs and other efficiencies. Stecko further stated that there will be significant synergies in the areas of “[c]ontainerboard-grade optimization and sales mix, manufacturing cost reduction, lower transportation cost, corrugated products optimization, and SG&A cost reductions.”

41. Frustrated with the insufficient $12.55 Offer price, one of Boise’s largest stockholders, Carlson Capital, a sophisticated institutional asset management firm, sent a letter to Boise’s Board on September 23, 2013 voicing its objection to the Proposed Transaction. In support of its objection, Carlson Capital believes that the Company should explore other strategic alternatives and more importantly, believes that Boise is worth between $14.00 to $17.00 per share. Most importantly, Carlson Capital concludes by stating that it is not going to tender its 6.6% stake in favor of the deal. The letter in pertinent part provides as follows:

September 23, 2013

Board of Directors of Boise Inc.

Carl A. Albert, Chairman

Jonathan W. Berger

Jack Goldman

Heinrich R. Lenz

Alexander Toeldte

Jason G. Weiss

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

Gentlemen:

Carlson Capital, L.P. (“Carlson Capital”) is the beneficial owner of 6.7 million shares of Boise Inc. (“Boise” or the “Company”), representing approximately 6.6% of Boise’s outstanding shares. As such, we are one of the largest shareholders of the Company.

For the reasons outlined in this letter, we do not currently plan to tender our shares at the proposed tender offer price of $12.55 per share that is being offered by Packaging Corporation of America (“PCA”).

Carlson Capital’s view on strategic alternatives available to Boise

As you know, we have expressed in prior letters, dated July 19 and September 6 and attached hereto as Exhibits A and B, respectively, our view that Boise’s high-caliber assets and considerable business potential have been misunderstood and undervalued by the market. In these letters we presented various solutions to unlock this value, including a “business separation” via the spin-off of the Paper segment (“Boise Paper”).

We believe that a business separation would better enable Boise to participate in industry consolidation in a way that benefits current stockholders and is also superior to the transaction being proposed by PCA.

*    *    *    *

Aside from enhancing the range and value of available strategic alternatives, a business separation would immediately unlock significant shareholder value as the market revalued Boise Packaging in-line with its publicly-traded peers, validating its great potential as one of the last remaining independent virgin containerboard mill systems in North America—a truly scarce and irreplaceable asset.

Carlson Capital’s view on the value of Boise

We believe that Boise is worth $14.00 to $17.00 per share. As set forth in the attached Valuation Exhibit, we believe that a spin-off of Boise Paper would achieve a stand-alone Boise valuation of at least $14.00 per share, which is before factoring in a control premium or our share of the synergies associated with a strategic sale of Boise Packaging. A subsequent sale of Boise Packaging could generate additional value, which we estimate at up to $17.00 per share, including Boise shareholders’ share of expected synergies.

*    *    *    *

Conclusion

As shareholders who have waited patiently as Boise improved the quality and positioning of its assets, yet suffered with a company continually misunderstood and underappreciated by the market, we will only get to sell control once. Therefore, it is imperative that we realize full value for Boise’s assets as well as our fair share of the potential strategic and synergy value that the business offers to a strategic acquirer.

PCA’s proposed $12.55 per share tender offer price is considerably below the $14.00 per share valuation that stand-alone Boise could create via a spin-off of its Paper segment as well as the $17.00 per share valuation available in a subsequent strategic sale of Boise Packaging. Boise shareholders seeking to validate our conclusion need look no further than the reaction in PCA’s share price last week: on the day of announcement, PCA’s equity value increased by nearly $600 million, an amount that is more than two times the dollar value of the takeover premium that will be paid by PCA to Boise’s shareholders.

For all the reasons cited above, we do not currently plan to tender our shares at PCA’s proposed tender offer price of $12.55 per share and we implore the Board to take whatever action it can to exercise its fiduciary duties and enhance the transaction from the vantage point of shareholders.

Very truly yours,

/s/ Joshua G. Wool
Joshua G. Wool

C.	The Unreasonable Deal Protection Devices

42. To the detriment of the Plaintiff and other members of the Class, the terms of the Merger Agreement substantially favor PCA and are calculated to unreasonably dissuade potential suitors from making competing offers.

43. On September 17, 2013, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44. Boise through the Individual Defendants agreed to onerous and preclusive deal protection devices. For example, the Merger Agreement contains a strict “no solicitation” provision prohibiting the Board from considering alternative acquisition proposals. Further, the Merger Agreement includes a $44,835,000 termination fee that will all but ensure that no competing offer will emerge.

45. Specifically, §8.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from soliciting, initiating, facilitating or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by PCA. This section also demands that the Company terminate any and all prior or on-

going discussions with other potential suitors.

46. Similarly, §8.3(d) of the Merger Agreement provides a matching rights provision whereby the Company must notify PCA of any unsolicited competing bidder’s offer within 24 hours after receipt. Then, if and only if, the Board determines that the competing offer constitutes a “Superior Proposal,” (as defined in the Merger Agreement) PCA is granted at least three (3) business days (the “Notice Period”) to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.” Moreover, PCA will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor PCA and piggy-back upon the due diligence of the foreclosed alternative bidder.

47. To further ensure the success of the Proposed Transaction, the Board locked up the deal by agreeing to pay a termination fee of $44,835,000. The terms of the Merger Agreement essentially requires that the alternative bidder agree to pay a naked premium for the right to provide Boise stockholders with a superior offer. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor PCA and piggy-back upon the due diligence efforts of the alternative bidder.

48. These provisions cumulatively discourage bidders from making a competing bid for the Company.

D.	The Materially Incomplete Recommendation Statement

49. On September 26, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. Compounding the defective sales process utilized by the Individual Defendants, the Recommendation Statement fails to provide the Company’s stockholders with material information thereby precluding the stockholders from making a fully informed decision regarding the tender of their shares.

50. Specifically, as set forth in more detail below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things, (1) the sales process leading up to the announcement of the Proposed Transaction; (2) the data and inpts relied upon and observed by the Company’s financial advisor J.P. Morgan Securities LLC (“J.P. Morgan”); and (3) the full nine-year projections prepared by Boise’s management. Disclosure of this information is critical to a reasonable shareholder’s determination on whether to tender their shares.

51. Furthermore, the Recommendation Statement fails to disclose the Company’s unlevered free cash flows, derived from management forecasts, for years 2016P – 2022P. The importance of these unlevered free cash flows is heightened in this situation since Boise is currently trading above the $12.55 Offer price.

52. The Recommendation Statement filed by the Company also fails to disclose underlying methodologies, key inputs and multiples relied upon and observed by J.P. Morgan Securities LLC (“J.P. Morgan”), who served as financial advisor to the Company on the Proposed Transaction. This information is necessary for stockholders to evaluate and properly assess the credibility of the various analyses preferred by J.P. Morgan and relied upon by the Board in recommending the Proposed Transaction to Boise stockholders. In particular, in describing the analyses performed by J.P. Morgan, the Recommendation Statement fails to the following:

(a) In the Public Trading Multiples Analysis, (i) the multiples used and the multiples observed for each of the selected companies; (ii) a description of the criteria used to select the reference range and the reference range used; (iii) the reasons for selecting the companies used in the analysis; (iv) the trading multiples based on Firm Value to estimated next twelve months EBITDA for the Company; and (v) the “other factors” that were considered when J.P. Morgan applied a Firm Value/EBITDA 2013E multiple range of 5.75x to 6.75x to the Company management’s projected 2013E EBITDA.

(b) In the Selected Transaction Analysis, (i) the multiples observed for each of the selected transactions and implied per share values; (ii) the “other factors” J.P. Morgan considered when it applied a TV/LTM EBITDA multiple range of 6.00x to 7.00x to the Company management’s estimate for EBITDA for the twelve months ending September 30, 2013; and (iii) the rationale for using a TV/LTM EBITDA multiple range of 6.00x to 7.00x to the Company management’s estimate for EBITDA for the twelve months ending September 30, 2013;

(c) In the Discounted Cash Flow Analysis, the Company should disclose (i) the rationale for selecting discount rates ranges of 8.52% to 12.5%; (ii) the rationale for applying a perpetual growth rate ranging from (0.25)% to 0.25% to the unlevered free cash flow of the Company during the terminal period of the projections; (iii) whether there were any Net Operating Losses (“NOLs”) and if so, whether the NOL(s) were part of the analysis;

(d) In the Historical Stock Price Analysis, (a) the methodology as to how the volume-weighted average market prices were calculated during the one-month, two-month and three-month periods ending September 13, 2013.

53. Moreover, the Recommendation Statement does not disclose information related to the financial projections in the Recommendation Statement at page 33, including the following key metrics: taxes (or tax rate), expenses, net income, stock-based compensation and changes in working capital.

54. Also, the Background of the Offer and Merger section of the Recommendation Statement contains the following material omissions:

(a) The basis for retaining J.P. Morgan as the Company’s financial advisor to evaluate the Proposed Transaction and the extent and nature of business for which the Company has previously engaged J.P. Morgan and the amount of fees paid to J.P. Morgan related thereto;

(b) The “variety of transactions, including potential strategic transactions, dispositions and business combinations” the Board considered prior to September 16, 2013;

(c) The “internal restructuring options” available to the Company in the mid-to-late January 2012 time period;

(d) The identity of private equity firm identified as “Party B” in the Recommendation Statement;

(e) Why the Company decided to take a “deeper review of strategic alternatives” instead of pursuing a transaction with Party B;

(f) What strategic alternatives were reviewed of or around the June 18, 2012 time period;

(g) The terms of Party B’s July 18, 2012 written proposal;

(h) The rationale as to why Party C did not make an offer to purchase Boise’s paper business;

(i) The identities of Party A through K;

(j) Whether there were any “standstill” provisions in any of the non-disclosure agreements the Company entered into with potential parties;

(k) Whether the Board ever instructed J.P. Morgan to contact potential parties interested in acquiring Boise and the rationale for selecting the parties that were contacted; and

(l) The rationale as to why PCA and Boise ceased discussions regarding a potential strategic transaction on July 12, 2013;

55. The information requested above collectively amounts to the key inputs necessary for one to be able to evaluate and understand the sales process and analysis rendered in connection with the Proposed Transaction. Therefore, the aforementioned omitted information is highly relevant and material to Boise stockholders.

56. Accordingly, because the foregoing process and material omissions represent a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

57. Plaintiff repeats and realleges each allegation set forth herein.

58. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to public stockholders of Boise.

59. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Boise.

60. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, candor, good faith and independence owed to the stockholders of Boise because, among other reasons, they failed to take steps to maximize the value of Boise to its public stockholders.

61. The Individual Defendants dominate and control the business and corporate affairs of Boise, and are in possession of private corporate information concerning Boise’ assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Boise which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

62. Moreover, the Individual Defendants have failed to disclose all material information relating to the Proposed Transaction.

63. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

64. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

65. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Boise’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

66. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

67. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against PCA and Acquisition Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. PCA and Acquisition Sub (collectively the “Entities”) have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Boise’s public stockholders, and has participated in such breaches of fiduciary duties.

70. The Entities knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Entities rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

71. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a Merger Agreement providing the best possible terms for stockholders and disclosing all material information;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 4, 2013	FARUQI & FARUQI, LLP

	By:	/s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5529)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182

Attorneys for Plaintiff Jamie Suprina

Of Counsel:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Ave., Tenth Floor

New York, NY 10017

Tel: (212) 983-9330